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MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES SECOND QUARTER 2004 RESULTS

August 11, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six months ended June 30, 2004. All figures are in U.S. dollars unless otherwise noted.

REAL ESTATE BUSINESS

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share figures)	2004 Actual	2003 Pro Forma(1)	2004 Actual	2003 Pro Forma(1)
Rental revenues	$31,121	$29,168	$63,378	$55,902
Net income(2)	$11,905	$13,452	$23,174	$26,058
Funds from operations ("FFO")(2)(3)	$23,312	$22,027	$45,713	$42,640
Diluted FFO per share(2)	$0.48	$0.46	$0.95	$0.89

MID CONSOLIDATED ACTUAL

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2003	2004	2003
Revenues
Real Estate Business	$31,121	$29,168	$63,378	$55,726
Magna Entertainment Corp ("MEC")	191,451	188,267	484,125	458,382

	$222,572	$217,435	$547,503	$514,108

Net income (loss)
Real Estate Business(2)	$11,905	$4,641	$23,174	$8,711
MEC(4)	(8,221)	742	(1,969)	7,977

	$3,684	$5,383	$21,205	$16,688

Diluted earnings per share(4)(5)	$0.08	$—	$0.44	$—

(1)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. Pro forma results for the Real Estate Business give effect to the spin-off transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002. No pro forma adjustments were required to be made to the results for the three and six months ended June 30, 2004.

(2)
The Real Estate Business' results for the six months ended June 30, 2004 reflect (i) $3.9 million ($3.0 million net of income taxes) of expenses incurred in the three months ending March 31, 2004 related to the payment of lump sum employee settlement allowances of $2.5 million to two executives and a related non-cash charge of $1.4 million on expensing the fair value of outstanding stock options previously granted to these executives and (ii) a one-time future income tax charge of $2.0 million incurred in the three months ending June 30, 2004 in order to revalue downwards future tax assets related to Austrian operations to reflect decreases in corporate income tax rates. Excluding the impact of these items, for the three months ended June 30, 2004, the Real Estate Business' net income was $13.9 million and for the six months ended June 30, 2004, the Real Estate Business' net income was $28.2 million, FFO was $47.3 million, and diluted FFO per share was $0.98.

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO does not have a standardized meaning under Canadian GAAP and therefore, is unlikely to be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Net Income to Funds From Operations" below.

(4)
Net income (loss) and diluted earnings per share include the impact of non-cash write-downs of MEC's long-lived assets recorded during the three months ended June 30, 2004 of $26.7 million. The impact of these write-downs to MEC's segment net income for the three and six months ended June 30, 2004 was $16.0 million, and the impact to consolidated net income for the three and six months ended June 30, 2004 was $9.4 million. The impact to diluted earnings per share for the three and six months ended June 30, 2004 was $0.19.

(5)
Diluted earnings per share are not presented for the three and six months ended June 30, 2003, as those periods were prior to August 29, 2003, the effective date of the spin-off from Magna.

REAL ESTATE BUSINESS

Results of Operations

On September 2, 2003, 100% of our shares were distributed by Magna to its shareholders of record on August 29, 2003 and we became a separate, publicly traded company. Pro forma results, which are presented for the three and six months ended June 30, 2003, give effect to the "spin-off" transactions as though they occurred on January 1, 2002. Pro forma results have been provided for the prior year in order to allow a more meaningful basis for comparison of our current and prior year's financial performance.

Six Months Ended June 30, 2004

For the six months ended June 30, 2004, rental revenue was $63.4 million, an increase of $7.5 million or 13% over pro forma rental revenue for the six months ended June 30, 2003 of $55.9 million. The higher rental revenue reflects an increase of $4.3 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, completed development projects coming on-stream of $2.0 million, and contractual rent increases including certain rent adjustments of $2.8 million, partially offset by a decrease in the straight-line rent adjustment of $1.5 million and the effect of vacancies net of lease renewals, which lowered revenues by $0.1 million.

For the six months ended June 30, 2004, net income of the Real Estate Business was $23.2 million. Included in this amount are one-time expenses of (i) $3.0 million for employee settlement expenses incurred in the 2004 first quarter and (ii) a $2.0 million future income tax charge in the 2004 second quarter (see footnote (2) above for details). Absent these one-time charges, net income of the Real Estate Business for the six months ended June 30, 2003 was $28.2 million representing an increase of $2.1 million or 8% over the pro forma net income for the six months ended June 30, 2003. The increase in net income is attributable to increased rental revenues of $7.5 million offset by higher general and administrative expenses of $4.1 million and depreciation expense of $1.5 million.

The increase in general and administrative expenses is due to the additional public company costs and additional staffing costs (in addition to the incremental "committed" executive compensation costs included in the pre-spin off pro forma general and administrative expenses for the six months ended June 30, 2003) incurred by the Company following the spin-off from Magna.

FFO for the six months ended June 30, 2004 was $45.7 million, or $0.95 per share. Excluding employee settlement cash payments, net of income taxes, of $1.6 million, FFO in the first six months of 2004 was $47.3 million or $0.98 per diluted share, up 11% from pro forma FFO of $42.6 million or $0.89 per share for the corresponding period of 2003.

Three Months Ended June 30, 2004

For the three months ended June 30, 2004, rental revenue was $31.1 million, an increase of $1.9 million or 7% over pro forma rental revenue for the three months ended June 30, 2003 of $29.2 million. The higher rental revenue reflects an increase of $1.0 million due to the foreign exchange impact of a weaker U.S. dollar, completed development projects coming on-stream of $0.9 million, and contractual rent increases including certain rent adjustments of $0.9 million, partially offset by a decrease in the straight-line rent adjustment of $0.8 million and the effect of vacancies and other items, which lowered revenues by $0.1 million.

Net income for the 2004 second quarter was $11.9 million. Excluding a one-time future income tax charge of $2.0 million, net income for the three months ended June 30, 2004 was $13.9 million, an increase of $0.4 million or 3% over the prior year pro forma amount of $13.5 million. The increase in net income was primarily the result of higher rental revenues of $1.9 million and lower income taxes of $0.5 million offset by increases in general and administrative expenses of $1.7 million and depreciation expense of $0.3 million.

FFO in the three months ended June 30, 2004 was $23.3 million, or $0.48 per share, up 6% from pro forma FFO of $22.0 million and $0.46 per share in the prior year period.

Operating and Development Highlights

At June 30, 2004, the Real Estate Business had 24.8 million square feet of leasable area with annualized lease payments of $128.5 million representing a return of 12% on the net book value of our income-producing property portfolio.

At June 30, 2004, MID's construction group had seven properties under development: two in each of Canada and Austria, and one each in the U.S., Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add a total of approximately 300,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $22.4 million, of which $11.8 million has been spent as of June 30, 2004.

We continue to act as construction manager for a new 900,000 square foot manufacturing facility in Bowling Green, Kentucky for the Magna group. We are discussing with Magna the possibility of a purchase/leaseback of this facility.

MAGNA ENTERTAINMENT (MEC)

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the second quarter of 2004 reflect the full quarter's operations for all of MEC's racetracks and related pari-mutuel wagering operations. Results of Flamboro Downs were equity accounted for during the period prior to MEC's acquisition, which was completed on April 16, 2003. The comparative results for the second quarter of 2003 also do not reflect the operations of Magna Racino™ and RaceONTV™, the European simulcasting and distribution business, which commenced operations in 2004.

Revenues for the second quarter and first six months of 2004 increased 2% to $191.4 million and 6% to $484.1 million from the prior year comparable periods, respectively. The increased revenues in the second quarter of 2004 resulted primarily from increased decoder revenues at MEC's California racetracks as a result of revenue being recognized for amounts previously in dispute, increased attendance and wagering at Pimlico on the Preakness Stakes® and the opening of Magna Racino™, partially offset by reduced gross wagering revenues at Santa Anita Park and Gulfstream Park as a result of seven fewer live race days. The increased revenues for the first six months of 2004 resulted primarily from the acquisition of Flamboro Downs on April 16, 2003, increased decoder revenues at MEC's California racetracks as a result of revenue being recognized for amounts previously in dispute, increased attendance and wagering at Pimlico on the Preakness Stakes® and the opening of Magna Racino™ partially offset by decreased access fee revenues from the Magna Golf Club and Fontana Sports facilities as a result of the expiry of the access agreements with Magna International Inc. on December 31, 2003 and March 1, 2004, respectively.

EBITDA was a loss of $15.2 million for the second quarter ended June 30, 2004, compared to earnings of $11.0 million in the prior year period, and was $19.2 million in the first six months ended June 30, 2004, compared to $42.8 million in the prior year period. EBITDA for the second quarter and first six months of 2004 was adversely impacted by a non-cash write-down of long-lived assets of $26.7 million related to the redevelopment of the Gulfstream Park racetrack and the racing surfaces at Laurel Park. The decline in the second quarter of 2004 was primarily attributable to the $26.7 million non-cash write-down, pre-operating and start-up costs incurred at Magna Racino™, RaceONTV™ and MEC's other European business developments of $6.5 million, and additional predevelopment and other costs of $3.4 million, partially offset by the gain on sale of Non-Core Real Estate properties of $9.6 million and improved results at the Maryland operations.

Net income decreased to a net loss of $8.2 million in the second quarter of 2004 compared to net income of $0.7 million in the prior year period and for the first six months of 2004 decreased to a net loss of $2.0 million compared to net income of $8.0 million in the prior year period. The net losses in the second quarter and the first six months of 2004 include the impact of the non-cash write-down of long-lived assets. The decline in the second quarter and first six months of 2004 is due to the EBITDA decreases as noted above and increased depreciation and amortization and interest expense in the three and six month periods ended June 30, 2004 compared to the comparable 2003 periods.

At June 30, 2004, the market value of MID's shareholding in MEC was $370.7 million, based on the closing price of $5.90 for MEC Class A Shares (NASDAQ:MECA) on that date.

MEC Privatization

Last month, we announced an intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not currently owned by us. The number of shares of MEC Class A stock not owned by MID is approximately 40.8 million.

We are required by Canadian securities law to include in our offering materials an independent formal valuation of MEC prepared under the supervision of a Special Committee of Independent Directors of MEC. MEC announced in a press release dated July 13, 2004 that it had formed that Special Committee and that the Committee had retained RBC Capital Markets to complete the required valuation. After this valuation is provided to us we will file with the Securities and Exchange Commission ("SEC") our offering materials, specifically an offer to purchase/prospectus. This document must be cleared by the SEC before we can mail it to MEC shareholders.

Dividends

We also announce that our Board of Directors declared a dividend on our Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2004. A dividend of U.S. $0.09 per share is payable on or after September 15, 2004 to shareholders of record at the close of business on August 31, 2004.

About MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Wednesday, August 11, 2004 at 10:00 a.m. EST (Toronto time). The number to use for this call is 1-800-814-4859. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by Brian Tobin, Chief Executive Officer and John Simonetti, Vice-President, Finance and Chief Financial Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21080278 #) and will be available until Wednesday, August 18, 2004.

For further information about this media release, please contact Deborah Fox at 905-726-7626. For teleconferencing questions, please call Susan Fitzgerald at 905-726-7106.

The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MI DEVELOPMENTS INC.
REAL ESTATE BUSINESS
PRO FORMA STATEMENTS OF INCOME
[U.S. dollars in thousands]
[unaudited]

	Three Months Ended June 30,		Six Months Ended June 30,
	2004 Actual	2003 Pro Forma	2004 Actual	2003 Pro Forma
Revenues	$31,121	$29,168	$63,378	$55,902

Operating costs and expenses
General and administrative	3,891	2,151	12,218	4,187
Depreciation and amortization	8,518	8,182	16,872	15,391
Interest expense (income), net	(120)	—	(255)	—

Operating income	18,832	18,835	34,543	36,324
Gains (losses) on disposal of real estate	—	—	(132)	21

Income before income taxes	18,832	18,835	34,411	36,345
Income taxes	6,927	5,383	11,237	10,287

Net income	$11,905	$13,452	$23,174	$26,058

See accompanying notes

MI DEVELOPMENTS INC.
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
[U.S. dollars in thousands]
[unaudited]

	Three Months Ended June 30,		Six Months Ended June 30,
	2004 Actual	2003 Pro Forma	2004 Actual	2003 Pro Forma
Net income	$11,905	$13,452	$23,174	$26,058
Add back (deduct) non-cash items:
Depreciation and amortization	8,518	8,182	16,872	15,391
Future income taxes	2,831	1,294	4,011	2,979
Stock-based compensation expense	124	—	1,764	—
Straight-line rent adjustment	(66)	(901)	(240)	(1,767)
Losses (gains) on disposal of real estate	—	—	132	(21)

Funds from operations	$23,312	$22,027	$45,713	$42,640

Funds from operations per share
Basic and diluted	$0.48	$0.46	$0.95	$0.89

Average number of shares outstanding (thousands)
Basic	48,160	48,130	48,149	48,130
Diluted	48,215	48,130	48,204	48,130

See accompanying notes

MI DEVELOPMENTS INC.
NOTES TO REAL ESTATE BUSINESS PRO FORMA STATEMENTS OF INCOME
[All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted]
[unaudited]

1.    BASIS OF PRESENTATION

The unaudited pro forma statements of income of the Real Estate Business for the three and six months ended June 30, 2003 reflect assumptions and adjustments described in note 2 below and should be read in conjunction with the interim consolidated financial statements as at and for the three and six months ended June 30, 2004 and 2003 of the Company, including the related notes thereto.

The pro forma statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Neither a pro forma statement of income for the three and six months ended June 30, 2004, nor a pro forma balance sheet as at June 30, 2004 is required, as none of the pro forma adjustments had any impact on the actual results of the Real Estate Business for the three and six months ended June 30, 2004.

The pro forma statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.    PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following illustrates the impact of pro forma assumptions and adjustments made to the statement of income of the Real Estate Business for the three and six months ended June 30, 2003:

	Three Months Ended June 30, 2003
	Actual	Adjustments		Pro Forma
Revenues	$29,168	$—		$29,168

Operating costs and expenses
General and administrative	1,903	248	(ii)	2,151
Depreciation and amortization	8,182	—		8,182
Interest expense (income), net	11,029	(11,029	)(iii)	—

Operating income	8,054	10,781		18,835
Income taxes	3,413	1,970(iv)		5,383

Net income	$4,641	$8,811		$13,452

	Six Months Ended June 30, 2003
	Actual	Adjustments		Pro Forma
Revenues	$55,726	$176	(i)	$55,902

Operating costs and expenses
General and administrative	3,608	579	(ii)	4,187
Depreciation and amortization	15,355	36	(i)	15,391
Interest expense (income), net	21,530	(21,530	)(iii)	—

Operating income	15,233	21,091		36,324
Gains on disposal of real estate	21	—		21

Income before income taxes	15,254	21,091		36,345
Income taxes	6,543	3,744	(iv)	10,287

Net income	$8,711	$17,347		$26,058

The pro forma statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(i)
Tesma facilities

  On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma statement of income for the three months ended June 30, 2003 is not impacted by this transaction, however, the pro forma statement of income for the six months ended June 30, 2003 includes adjustments to revenues of $176,000 and depreciation expense of $36,000 related to these properties.

(ii)
General and administrative expenses

  General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

(iii)
Elimination of historical intercompany interest

  The adjustments to interest expense in the pro forma statements of income give pro forma effect to the elimination of interest expense on historical advances from Magna, since all intercompany advances were eliminated in the initial capitalization of the Company.

(iv)
Tax adjustments

  The pro forma statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

Three and Six Months Ended June 30, 2003
Canada	36.6%
United States	38.0%
Mexico	34.0%
Austria	34.0%
Germany	40.1%
Spain	35.0%

  In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma statements of income reflect the tax impact resulting from this reorganization as if it had been implemented on January 1, 2002.

3.    REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
[U.S. dollars in thousands, except per share figure]
[unaudited]

	Three Months Ended June 30, 2004
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue	$31,121	$—	$31,121
Racing, real estate and other	—	191,451	191,451

	31,121	191,451	222,572

Operating costs and expenses
Purses, awards and other	—	82,964	82,964
Operating costs	—	88,504	88,504
General and administrative	3,891	15,523	19,414
Depreciation and amortization	8,518	9,158	17,676
Interest expense (income), net	(120)	6,762	6,642
Write-down of MEC's long-lived assets	—	26,685	26,685

Operating income (loss)	18,832	(38,145)	(19,313)
Gains on disposal of real estate	—	7,029	7,029

Income (loss) before income taxes and minority interest	18,832	(31,116)	(12,284)
Income tax expense (recovery)	6,927	(17,069)	(10,142)
Minority interest	—	(5,826)	(5,826)

Net income (loss)	$11,905	$(8,221)	$3,684

Basic and diluted earnings per Class A Subordinate Voting or Class B Share			$0.08

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)
Basic			48,160
Diluted			48,215

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME
[U.S. dollars in thousands]
[unaudited]

	Three Months Ended June 30, 2003
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue	$29,168	$—	$29,168
Racing, real estate and other	—	188,267	188,267

	29,168	188,267	217,435
Operating costs and expenses
Purses, awards and other	—	87,229	87,229
Operating costs	—	73,790	73,790
General and administrative	1,903	16,274	18,177
Depreciation and amortization	8,182	7,797	15,979
Interest expense, net	11,029	2,808	13,837

Operating income	8,054	369	8,423
Income tax expense (recovery)	3,413	(227)	3,186
Minority interest	—	(146)	(146)

Net income	$4,641	$742	$5,383

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
[U.S. dollars in thousands, except per share figure]
[unaudited]

	Six Months Ended June 30, 2004
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue	$63,378	—	$63,378
Racing, real estate and other	—	484,125	484,125

	63,378	484,125	547,503

Operating costs and expenses
Purses, awards and other	—	237,352	237,352
Operating costs	—	178,362	178,362
General and administrative	12,218	32,009	44,227
Depreciation and amortization	16,872	17,578	34,450
Interest expense (income), net	(255)	12,311	12,056
Write-down of MEC's long-lived assets	—	26,685	26,685

Operating income (loss)	34,543	(20,172)	14,371
Gains (losses) on disposal of real estate	(132)	9,626	9,494
Dilution losses	—	(143)	(143)

Income (loss) before income taxes and minority interest	34,411	(10,689)	23,722
Income tax expense (recovery)	11,237	(7,420)	3,817
Minority interest	—	(1,300)	(1,300)

Net income (loss)	$23,174	$(1,969)	$21,205

Basic and diluted earnings per Class A Subordinate Voting or Class B Share			$0.44

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)
Basic			48,149
Diluted			48,204

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME
[U.S. dollars in thousands]
[unaudited]

	Six Months Ended June 30, 2003
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue	$55,726	$—	$55,726
Racing, real estate and other	—	458,382	458,382

	55,726	458,382	514,108

Operating costs and expenses
Purses, awards and other	—	232,950	232,950
Operating costs	—	150,085	150,085
General and administrative	3,608	32,534	36,142
Depreciation and amortization	15,355	15,234	30,589
Interest expense, net	21,530	5,291	26,821

Operating income	15,233	22,288	37,521
Gains on disposal of real estate	21	—	21

Income before income taxes and minority interest	15,254	22,288	37,542
Income tax expense	6,543	9,161	15,704
Minority interest	—	5,150	5,150

Net income	$8,711	$7,977	$16,688

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
AND MAGNA'S NET INVESTMENT
[U.S. dollars in thousands]
[unaudited]

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Deficit, beginning of period, as previously reported	$(40,435)	$—	$(49,488)	$—
Adjustment for change in accounting policy related to stock-based compensation (note 2)	—	—	(4,134)	—

Deficit, beginning of period, after change in accounting policy	(40,435)	—	(53,622)	—
Magna's net investment, beginning of period	—	1,513,523	—	1,432,225
Net income	3,684	5,383	21,205	16,688
Dividends	(4,334)	—	(8,668)	—
Net contribution by Magna	—	72,372	—	139,723
Charge to net investment related to lease amendments	—	—	—	(5,494)
Change in currency translation adjustment	—	19,197	—	27,333

Deficit at June 30, 2004 and Magna's net investment at June 30, 2003	$(41,085)	$1,610,475	$(41,085)	$1,610,475

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in thousands]
[unaudited]

	Three Months Ended June 30, 2004
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$11,905	$(8,221)	$3,684
Items not involving current cash flows	11,407	18,401	29,808
Changes in non-cash balances	423	(14,032)	(13,609)

Cash provided by (used in) operating activities	23,735	(3,852)	19,883

INVESTMENT ACTIVITIES
Property and fixed assets additions	(13,072)	(28,515)	(41,587)
Other assets disposals (additions)	(137)	27	(110)
Proceeds on disposal of real estate properties	—	12,594	12,594

Cash provided by (used in) investment activities	(13,209)	(15,894)	(29,103)

FINANCING ACTIVITIES
Issuance of long-term debt	—	876	876
Repayment of long-term debt	(75)	(3,230)	(3,305)
Dividends paid	(8,668)	—	(8,668)

Cash provided by (used in) financing activities	(8,743)	(2,354)	(11,097)

Effect of exchange rate changes on cash and cash equivalents	1,081	230	1,311

Net increase (decrease) in cash and cash equivalents during the period	2,864	(21,870)	(19,006)
Cash and cash equivalents, beginning of period	57,154	104,792	161,946

Cash and cash equivalents, end of period	$60,018	$82,922	$142,940

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in thousands]
[unaudited]

	Three Months Ended June 30, 2003
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income	$4,641	$742	$5,383
Items not involving current cash flows	9,141	6,426	15,567
Changes in non-cash balances	(4,527)	(6,871)	(11,398)

Cash provided by (used in) operating activities	9,255	297	9,552

INVESTMENT ACTIVITIES
Property and fixed assets additions	(29,129)	(15,524)	(44,653)
Other assets disposals (additions)	1,119	(12,558)	(11,439)

Cash provided by (used in) investment activities	(28,010)	(28,082)	(56,092)

FINANCING ACTIVITIES
Increase in bank indebtedness	967	—	967
Issuance of long-term debt	2,463	—	2,463
Issuance of subordinated notes by MEC	—	145,000	145,000
Repayment of long-term debt	—	(7,798)	(7,798)
Net contribution by Magna	17,940	—	17,940

Cash provided by (used in) financing activities	21,370	137,202	158,572

Effect of exchange rate changes on cash and cash equivalents	(1,481)	3,850	2,369

Net increase in cash and cash equivalents during the period	1,134	113,267	114,401
Cash and cash equivalents, beginning of period	8,435	69,604	78,039

Cash and cash equivalents, end of period	$9,569	$182,871	$192,440

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in thousands]
[unaudited]

	Six Months Ended June 30, 2004
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$23,174	$(1,969)	$21,205
Items not involving current cash flows	22,658	29,884	52,542
Changes in non-cash balances	9,858	(21,050)	(11,192)

Cash provided by (used in) operating activities	55,690	6,865	62,555

INVESTMENT ACTIVITIES
Property and fixed assets additions	(19,363)	(56,777)	(76,140)
Other assets additions	(188)	(422)	(610)
Proceeds on disposal of real estate properties	1,265	16,607	17,872

Cash provided by (used in) investment activities	(18,286)	(40,592)	(58,878)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	2,000	2,000
Issuance of long-term debt	—	19,257	19,257
Repayment of long-term debt	(153)	(4,620)	(4,773)
Issuance of shares	721	—	721
Minority investment in subsidiary	—	852	852
Dividends paid	(8,668)	—	(8,668)

Cash provided by (used in) financing activities	(8,100)	17,489	9,389

Effect of exchange rate changes on cash and cash equivalents	627	(647)	(20)

Net increase (decrease) in cash and cash equivalents during the period	29,931	(16,885)	13,046
Cash and cash equivalents, beginning of period	30,087	99,807	129,894

Cash and cash equivalents, end of period	$60,018	$82,922	$142,940

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in thousands]
[unaudited]

	Six Months Ended June 30, 2003
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income	$8,711	$7,977	$16,688
Items not involving current cash flows	16,957	21,022	37,979
Changes in non-cash balances	(24,132)	(1,904)	(26,036)

Cash provided by (used in) operating activities	1,536	27,095	28,631

INVESTMENT ACTIVITIES
Property and fixed assets additions	(68,215)	(28,521)	(96,736)
Other assets disposals (additions)	1,119	(11,831)	(10,712)
Proceeds on disposal of real estate properties	1,042	—	1,042

Cash provided by (used in) investment activities	(66,054)	(40,352)	(106,406)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	663	(49,669)	(49,006)
Issuance of long-term debt	2,463	17,900	20,363
Issuance of subordinated notes by MEC	—	145,000	145,000
Repayment of long-term debt	(57)	(10,774)	(10,831)
Issuance of shares	—	173	173
Net contribution by Magna	64,932	—	64,932

Cash provided by (used in) financing activities	68,001	102,630	170,631

Effect of exchange rate changes on cash and cash equivalents	(1,123)	5,817	4,694

Net increase in cash and cash equivalents during the period	2,360	95,190	97,550
Cash and cash equivalents, beginning of period	7,209	87,681	94,890

Cash and cash equivalents, end of period	$9,569	$182,871	$192,440

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEETS
[U.S. dollars in thousands]
[unaudited]

	As at June 30, 2004
	Real Estate Business	MEC	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$60,018	$82,922	$142,940
Restricted cash	—	32,236	32,236
Accounts receivable	9,353	43,744	53,097
Prepaid expenses and other	640	21,176	21,816

	70,011	180,078	250,089

Real estate properties, net	1,207,444	829,026	2,036,470
Fixed assets, net	449	45,644	46,093
Deferred rent receivable	13,358	—	13,358
Racing licenses	—	234,294	234,294
Other assets, net	176	13,440	13,616
Future tax assets	10,300	36,811	47,111

	$1,301,738	$1,339,293	$2,641,031

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$—	$8,696	$8,696
Accounts payable and accrued liabilities	21,311	123,269	144,580
Income taxes payable	4,154	3,388	7,542
Long-term debt due within one year	547	56,000	56,547
Deferred revenue	—	10,521	10,521

	26,012	201,874	227,886

Long-term debt	6,053	137,040	143,093
Note obligations	—	209,976	209,976
Future tax liabilities	32,099	126,302	158,401
Minority interest	—	283,989	283,989

	64,164	959,181	1,023,345

Shareholders' equity:
Class A Subordinate Voting Shares			1,553,811
Class B Shares			17,893
Contributed surplus			2,506
Deficit			(41,085)
Currency translation adjustment			84,561

	1,237,574	380,112	1,617,686

	$1,301,738	$1,339,293	$2,641,031

See accompanying notes

MI DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEETS
[U.S. dollars in thousands]
[unaudited]

	As at December 31, 2003
	Business Real Estate	MEC	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$30,087	$99,807	$129,894
Restricted cash	—	24,738	24,738
Accounts receivable	17,008	34,215	51,223
Income taxes receivable	—	1,809	1,809
Prepaid expenses and other	518	12,939	13,457

	47,613	173,508	221,121

Real estate properties, net	1,227,512	838,870	2,066,382
Fixed assets, net	208	31,354	31,562
Deferred rent receivable	13,930	—	13,930
Racing licenses	—	236,098	236,098
Other assets, net	323	19,906	20,229
Future tax assets	12,790	30,030	42,820

	$1,302,376	$1,329,766	$2,632,142

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$—	$6,696	$6,696
Accounts payable and accrued liabilities	18,487	109,994	128,481
Income taxes payable	2,571	—	2,571
Long-term debt due within one year	570	58,048	58,618
Deferred revenue	—	19,335	19,335

	21,628	194,073	215,701

Long-term debt	6,361	122,026	128,387
Note obligations	—	208,933	208,933
Future tax liabilities	30,790	133,485	164,275
Minority interest	—	282,752	282,752

	58,779	941,269	1,000,048

Shareholders' equity:
Class A Subordinate Voting Shares			1,552,901
Class B Shares			17,893
Deficit			(49,488)
Currency translation adjustment			110,788

	1,243,597	388,497	1,632,094

	$1,302,376	$1,329,766	$2,632,142

See accompanying notes

MI DEVELOPMENTS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted]
[all amounts as at June 30, 2004 and 2003 and for the three and six months ended June 30, 2004 and 2003 are unaudited]

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2003, except as discussed in note 2 below. The Company has reclassified certain prior period amounts to conform to the current period's presentation.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003. The Company's results for the three and six months ended June 30, 2003 are presented on a carve-out basis from Magna.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96.6% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

The unaudited financial statements presented in this press release do not include all of the note disclosures that will be made in the unaudited interim consolidated financial statements. The Company expects to release its unaudited interim consolidated financial statements on August 13, 2004.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2004 and 2003 and the results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

2.     ACCOUNTING CHANGES

Stock-based Compensation

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements effective January 1, 2004. The standard has been applied on a retroactive basis. The consolidated statements of income (loss) for the three and six months ended June 30, 2003 have not been restated. During the three and six months ended June 30, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements as an adjustment to opening deficit. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

In the three months ended June 30, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $0.5 million (Real Estate Business — $0.1 million; MEC — $0.4 million) and a decrease in minority interest expense of $0.2 million. In the six months ended June 30, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $2.3 million (Real Estate Business — $1.8 million; MEC — $0.5 million) and a decrease in minority interest expense of $0.2 million.

Compensation expense is recognized for stock options based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative expense with a corresponding amount included in equity as contributed surplus.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is effective for fiscal years beginning on or after January 1, 2004. The adoption of CICA 3110 did not have any impact on the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2004.

Hedging Relationships

The CICA previously approved certain amendments to Accounting Guideline 13, "Hedging Relationships" ("AcG-13") which were adopted by the Company effective January 1, 2004. AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. The adoption of AcG-13 did not have an impact on the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2004.

3.     EARNINGS PER SHARE

Earnings per share are not presented for the three and six months ended June 30, 2003 as that period was prior to the Company's spin-off from Magna.

4.     REAL ESTATE PROPERTIES

	June 30, 2004	December 31, 2003
Real estate properties consist of:
Real Estate Business
Income-producing properties under operating leases
Land	$181,696	$179,848
Buildings, parking lots and roadways — cost	1,052,602	1,058,948
Buildings, parking lots and roadways — accumulated depreciation	(166,692)	(150,913)

	1,067,606	1,087,883

Development properties
Land and improvements	101,902	124,926
Properties under development	12,087	8,700

	113,989	133,626

Properties held for sale	25,849	6,003

	1,207,444	1,227,512

MEC
Revenue-producing racetrack properties
Land and improvements	219,996	210,859
Buildings — cost	310,550	253,619
Buildings — accumulated depreciation	(46,453)	(36,454)
Construction in progress	121,644	101,216

	605,737	529,240

Under-utilized racetrack properties	96,864	97,201

Development properties
Land and improvements	45,098	60,089
Properties under development	559	62,441

	45,657	122,530

Revenue-producing non-racetrack properties
Land and improvements	34,277	35,236
Buildings — cost	53,272	53,939
Buildings — accumulated depreciation	(9,279)	(8,621)

	78,270	80,554

Properties held for sale	2,498	9,345

	829,026	838,870

Consolidated	$2,036,470	$2,066,382

5.     SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused on horse racing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services. MEC also operates two golf courses and related facilities.

The Company's interim Consolidated Statements of Income (Loss), Consolidated Statements of Cash Flows, and Consolidated Balance Sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

6.     SUBSEQUENT EVENTS

(a)
On July 13, 2004, MID announced its intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not currently owned by MID for consideration of U.S. $1.05 in cash and 0.2258 of an MID Class A Subordinate Voting Share per share of MEC Class A Subordinate Voting Stock. The anticipated transaction value was $285.8 million based on the closing price of MID's Class A Subordinate Voting Shares on July 12, 2004.

  Also on July 13, 2004, the Company announced that it had purchased from Fair Enterprise Limited, a company controlled by Frank Stronach (the Chairman of the Company and MEC and a trustee of the controlling shareholder of the Company) and by members of the Stronach family, 3,682,515 shares of MEC Class A Subordinate Voting Stock for US$0.89 and approximately 0.1922 of a Class A Subordinate Voting Share of the Company per share of MEC Class A Subordinate Voting Stock representing a price of US$5.96 per share. This transaction stipulates that should the proposed offer to acquire all of the outstanding shares of MEC not proceed, Fair Enterprise Limited may re-acquire these shares of MEC Class A Subordinate Voting Stock at the same consideration.

  Subsequent to the announcement of the transaction as proposed, the Company has been named as a defendant in seven class action suits on behalf of the shareholders of MEC in connection with the offer. The goal of the lawsuits is to seek the highest possible offer for the public shares and seek an injunction against completion of an unfair bid or damages from the named defendants.

(b)
A subsidiary of MEC has a $10.0 million revolving credit loan facility to fund capital expenditures that was scheduled to mature on July 7, 2004 but has been extended until September 7, 2004. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of the Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime rate or the London Interbank Offered Rate ("LIBOR") plus 2.6%. At June 30, 2004, there was $8.7 million borrowed under the credit facility. At this time, MEC expects to renegotiate the revolving credit loan facility and convert it to a term loan.

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REAL ESTATE BUSINESS
MID CONSOLIDATED ACTUAL